Exhibit 99.1

NEWS RELEASE

July 23, 2009
OTC BB: VCTZF
Cusip# 91881202

VALCENT REENGAGES VORTICOM FOR PUBLIC RELATIONS PROGRAM
TO HIGHLIGHT COMPANY’S GREEN INITIATIVES

Valcent Products Inc. (the “Company”, or “Valcent”), www.valcent.net,  is pleased to announce that Vorticom, Inc, www.vorticom.com, is re-engaged to publicize the company’s VertiCrop™, Tomorrow Garden™ and Vertical Algae Technology (VAT) initiatives.  In 2008, Vorticom’s media relations campaign for Valcent was featured as an outstanding campaign in PRWeek, the industry bible for the PR industry.

“Valcent continues to raise the bar in the green technology sector with dramatic advances in vertical farming and eco-sustainable energy initiatives,” said Nancy Tamosaitis-Thompson, president, Vorticom, Inc., an award-winning New York based boutique public relations agency.  “We are honored to continue our work for Valcent and look forward to another ‘green’ media banner year.”

Vorticom is pleased to announce that Chris Bradford, Valcent’s UK-based Managing Director will discuss Valcent’s vertical farming initiatives in Antibody Film’s Beanstalk eco-documentary film.

“Thanks to Vorticom’s expertise in the green media sector, Valcent has been featured in dozens of print and broadcast outlets including CNBC, BBC, CNN, Bloomberg TV, Time Magazine and the Houston Chronicle,” said Mr. Chris Bradford, Managing Director, Valcent EU, the Company’s wholly owned subsidiary based in the U.K.  “We look forward to working with Vorticom to expand our profile in the North American and Europe media market.”

About Valcent Products, Inc:
Valcent Products Inc. (OTCBB: VCTZF) develops highly innovative consumer and industrial products and processes for global markets. A pioneer and leader in ecotechnology with its core research and development in sustainable, renewable, and intense growth of agricultural products. For more information, visit: www.valcent.net and www.valcent.eu and visit and contribute to www.blog.valcent.net.
Contacts:

    Media Relations
    Nancy Tamosaitis-Thompson
    Vorticom Public Relations
    212.532.2208
    Nancyt@vorticom.com

    Investor Relations
    Gerry Jardine or Mike Parker
    (800) 877-1626 or (888) 506-7979
    or worldwide (604) 630-2941 info@valcent.net

Safe Harbor for Forward Looking Statements:  This press release contains forward-looking information, in that it describes events and conditions, which Valcent Products, Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and  estimates.  Forward-looking statements include information that does not relate strictly to historical or current facts.  When used in this document, the words “seeks”, “anticipate”, “believe”, estimate”, “expect”, “forecast”, “intent”, “may”, “project”, “plan”, “potential”, “should” and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Valcent disclaims any obligation to update any forward-looking statement made herein.